

Mail Stop 3561

August 28, 2017

Mr. Bruce A. Hausmann
Chief Financial Officer
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, Georgia 303392

> **Re:** **Interface, Inc.**
> **Form 10-K for the Fiscal Year Ended January 1, 2017**
> **Filed March 2, 2017**
> **File No. 1-33994**

Dear Mr. Hausmann:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Financial Statements

Notes to Consolidated Financial Statements

Note 15 – Employee Benefit Plans, page 58

1. We note that you included a $32.2 million indexation benefit in your projected benefit obligation and plan assets during fiscal 2016. Citing U.S. GAAP sources, please tell us in sufficient detail how you determined your accounting treatment. As part of your response, provide us with your consideration of whether or not the indexation represents a plan amendment, as defined in ASC 715-30-20.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products